

4

Report to Shareholders
for the period ended December 31, 2004

DOFASCO
Our product is steel. Our strength is people.

Management's Discussion and Analysis:

This report contains forward-looking information with respect to Dofasco's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Dofasco's 2003 Annual Report and the Quarterly Reports to Shareholders for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004. The following discussion and analysis should be read in conjunction with the consolidated financial statements and the accompanying notes.

RESULTS OF OPERATIONS

Consolidated Financial Results

Dofasco achieved excellent results in the fourth quarter of 2004, following the record net income reported in the third quarter. The strong financial performance was driven by a continued high, although declining, North American pricing environment. Excellent operating performance, the record high pricing environment and robust North American flat rolled steel demand resulted in record earnings for the year.

Consolidated net income for the three months ended December 31, 2004 was $96.8 million or $1.26 per common share. In the fourth quarter of 2003, restated consolidated net income was $2.4 million or $0.03 per share after deducting preferred share dividends.

Consolidated net income for the year ended December 31, 2004 set a new record at $376.9 million or $4.92 per share, exceeding last year's net income of $117.7 million or $1.55 per share. These results are well above the previous record for annual net income of $260.8 million reported in 1999. The 2003 results, which included the results from Quebec Cartier Mining (QCM), have been restated to include the impact of a change in accounting policy for asset retirement obligations, as described in the section "Change in Accounting Policy".

2003 Pro Forma Results (excluding QCM)

Effective December 31, 2003, the capital restructuring of QCM was finalized resulting in the disposition of all common shares of QCM owned by Dofasco. Consequently, the Corporation's remaining preferred share investment in QCM is accounted for on a cost basis.

Excluding the impact of QCM's capital restructuring and results of operations, pro forma net income in the fourth quarter of 2003 was $26.6 million ($0.35 per share). Pro forma net income for the year was $133.2 million ($1.76 per share).

For the period ended December 31, 2003	Three Months Ended	Twelve Months Ended
(in millions, except per share amounts)		
Net income, as restated	$ 2.4	$ 117.7
Add: Loss on disposal of QCM		
Write-off common share investment	27.4	27.4
Selling costs	0.5	0.5
Loss on disposal of QCM	27.9	27.9
Less: QCM's net income	3.7	12.4
Pro forma net income	$ 26.6	$ 133.2
Pro forma earnings per share	$ 0.35	$ 1.76

Pro forma net income and earnings per share are presented for 2003 to provide more meaningful comparative information on the continuing operations of the Corporation. The table above reconciles the reported pro forma net income (excluding the impact of the capital restructuring and QCM's results) to net income reported in accordance with generally accepted accounting principles.

Gross Income by Business Segment

Consolidated gross income for the fourth quarter of 2004 was $219.7 million, a 64% increase over gross income of $133.8 million for the same quarter of 2003, which included $8.8 million from QCM. This increase was driven by significantly improved results at both Steel Operations and Gallatin Steel.

For the year ended December 31, 2004, consolidated gross income was $836.2 million, an increase of $277.6 million over last year, which included $28.5 million from QCM. Note 7 to the consolidated financial statements provides additional financial information on the Corporation's reporting segments.

Steel Operations Gross Income

Steel Operations' gross income was $169.6 million in the quarter, a 50% increase over the $113.0 million restated gross income generated in the fourth quarter of 2003.

Three months ended December 31	2004	2003	Change
(in millions)			
Net sales	**$ 958.1**	$ 752.1	$ 206.0
Cost of sales	**788.5**	639.1	149.4
Gross Income	**$ 169.6**	$ 113.0	$ 56.6

The segment's gross income for the full year was $644.3 million, compared to the $496.5 million restated gross income in 2003.

Year ended December 31	2004	2003	Change
(in millions)			
Net sales	**$ 3,659.3**	$ 3,079.9	$ 579.4
Cost of sales	**3,015.0**	2,583.4	431.6
Gross Income	**$ 644.3**	$ 496.5	$ 147.8

Steel Operations' net sales in the quarter increased by 27% over the same quarter of 2003 due to significantly higher average revenue per ton. Steel Operations' net sales for the full year increased by 19% over the prior year due to significantly higher average revenue per ton as well as record shipments from Hamilton.

Hamilton Operations Gross Income

As in previous quarters, the results of the Steel Operations segment were largely driven by the Hamilton operations.

Three months ended December 31	2004	2003	Change
(000's tons)			
Steel shipments	**1,019**	1,061	(42)
(Cdn $)			
Revenue per ton	**$ 870**	$ 668	$ 202
Cost per ton	**717**	570	147
Gross Income per ton	**$ 153**	$ 98	$ 55

Shipments from Hamilton in the quarter declined by 4% from the levels shipped in the fourth quarter of 2003. Fourth quarter shipments in 2004 reflected the normal seasonal variation due to customer maintenance shutdowns taken during the holiday period. In the fourth quarter of 2003, shipments were unseasonably high as customers built inventory in anticipation of higher prices in the first quarter of 2004.

The average realized revenue per ton shipped from Hamilton operations in the quarter increased by $202 relative to the fourth quarter of 2003. The increase reflected high North American and global pricing as well as a higher-value product mix. In addition, revenue per ton in the fourth quarter of 2004 included Dofasco's raw material surcharge which increased in the fourth quarter in correlation to the higher price of scrap. These factors were partially offset by the impact of the stronger Canadian dollar on Dofasco's spot market and U.S. dollar-denominated sales.

Hamilton operations' average cost per ton in the quarter increased by $147 or 26% compared to the same period in 2003. This significant increase was mainly due to unprecedented high scrap prices combined with higher costs of other raw materials, purchased slabs and energy.

Year ended December 31		2004		2003		Change
(000's tons)						
Steel shipments		**4,244**		4,092		152
(Cdn $)						
Revenue per ton	$	**803**	$	703	$	100
Cost per ton		**661**		592		69
Gross Income per ton	$	**142**	$	111	$	31

Hamilton's record shipments for the year represented a 4% increase over last year driven by improved demand and enabled by record production levels.

For the year ended December 31, 2004, Hamilton operations' average realized revenue per ton shipped increased by $100 compared to the prior year. This improvement was due to the stronger pricing environment, a slightly higher value product mix and the implementation of the raw material surcharge. These factors were partly offset by the significant strengthening of the Canadian dollar from an average of 71 cents in 2003 to an average of 77 cents in 2004.

Hamilton operations' average cost per ton shipped increased by $69 over the high levels experienced last year. The higher cost per ton was driven primarily by record high scrap prices and increased cost of other raw materials, partially offset by the strengthening of the Canadian dollar and higher production levels. In 2003, the high average cost per ton was driven by lower production levels primarily attributable to weak market demand in the first three quarters and the August 2003 electricity outage. Also contributing to the high 2003 cost per ton were high costs of scrap and energy and a significant increase in the cost and use of purchased slabs resulting from the shutdown of the oxygen steelmaking facility to replace the vessel (December 8, 2002 to January 11, 2003).

Gallatin Steel Gross Income

High U.S. spot market selling prices, including surcharges, combined with excellent operating performance, resulted in a significant improvement in gross income contributed by Gallatin Steel in the fourth quarter compared to the same period in 2003. These factors were partially offset by unprecedented high scrap costs and a weaker U.S. dollar relative to the corresponding period in 2003. However, an easing of U.S. spot prices and higher scrap costs in the fourth quarter led to a decline from the record results posted by Gallatin in the third quarter of this year.

For the year ended December 31, 2004, Gallatin Steel contributed record annual gross income to Dofasco's consolidated results. The significantly improved annual performance was driven by record shipments and record high U.S. spot market selling prices, partially offset by the unprecedented high scrap costs and a weaker U.S. dollar compared to 2003.

Three months ended December 31		2004		2003		Change
(50%, Cdn $ millions)						
Net sales	$	**156.0**	$	83.2	$	72.8
Cost of sales		**105.9**		75.4		30.5
Gross Income	$	**50.1**	$	7.8	$	42.3
(000's tons at 100%)						
Steel shipments		**374**		410		(36)
(US $)						
Revenue per ton	$	**682**	$	306	$	376
Cost per ton		**464**		278		186
Gross Income per ton	$	**218**	$	28	$	190

Shipments were 374,000 tons in the fourth quarter, reflecting normal seasonal weakness. The quarter's shipments declined 9% from the record quarterly shipments in the fourth quarter of 2003, which were impacted by strong customer demand in anticipation of higher prices in 2004.

Gallatin's average realized revenue per ton in the fourth quarter of 2004 increased by 123% (US $376 per ton) compared to the same quarter of last year. This was driven by the rapid escalation of U.S. spot market selling prices which occurred in the first three quarters of 2004.

Hot band production was 367,000 tons in the fourth quarter, a decrease of 25,000 tons (6%) from the record production levels in the same quarter of 2003. The lower production levels, combined with the record high scrap prices and higher costs of alloys and energy, resulted in a 67% increase in average cost per ton over the same period last year.

Year ended December 31		2004		2003		Change
(50%, Cdn $ millions)						
Net sales	$	**576.9**	$	300.6	$	276.3
Cost of sales		**385.0**		274.6		110.4
Gross Income	$	**191.9**	$	26.0	$	165.9
(000's tons at 100%)						
Steel shipments		**1,515**		1,481		34
(US $)						
Revenue per ton	$	**587**	$	289	$	298
Cost per ton		**392**		265		127
Gross Income per ton	$	**195**	$	24	$	171

Annual shipments in 2004 were a record 1,515,000 tons, surpassing the previous high set in 2003. For the year ended December 31, 2004, average revenue per ton more than doubled over the relatively low 2003 levels due to strengthening North American and global flat rolled steel demand. Gallatin's exposure to the spot market allowed it to capitalize on the rapidly rising market prices throughout the year.

Average cost per ton for the full year increased by 48% compared to the prior year, led by the unprecedented increase in scrap prices and higher prices for alloys and energy. These factors were partially offset by the impact of record hot band production in 2004.

Other Income Statement Items

Depreciation and Amortization

Consolidated depreciation and amortization decreased by $4.9 million in the fourth quarter, compared to the same period in 2003. The decrease is mainly due to the inclusion of $3.9 million of depreciation at QCM in the comparative period.

For the year to date, consolidated depreciation and amortization decreased by $16.0 million compared to last year. The lower depreciation reflects the impact of certain facilities in Hamilton becoming fully depreciated during 2003 and $13.9 million of QCM depreciation in the 2003 comparative amount. These factors were partially offset by $13.0 million of non-cash adjustments in the first half of 2004 for obsolete equipment and assets no longer in service.

Interest on Long-term Debt

Interest on long-term debt decreased by $1.8 million in the fourth quarter and $9.3 million in the full year compared to the corresponding periods in 2003. This decrease reflects lower outstanding debt in 2004 due to scheduled repayments at Hamilton and DJ Galvanizing and to the fact that QCM is no longer proportionately consolidated.

Foreign Exchange

The consolidated foreign exchange loss of $4.8 million in the fourth quarter was primarily due to the impact of the weakening U.S. dollar on the value of Dofasco's net U.S. dollar working capital. This compared to a foreign exchange loss of $5.4 million for the corresponding period in 2003.

For the year ended December 31, 2004, the consolidated foreign exchange loss of $5.9 million was significantly lower than the full year loss of $32.4 million in 2003. In 2004, the weakening of the U.S. dollar during the year was less significant (from approximately 1.29 to 1.20), than the weakening in 2003 (from 1.58 to 1.29).

Loss on Disposal of QCM

A non-cash charge of $27.9 million was recorded in the fourth quarter of 2003 relating to the disposition of the common share investment in QCM on December 31, 2003 for nominal consideration. The loss consisted of the write-off of the balance of the common share equity of $27.4 million and related selling costs of $0.5 million.

Income Taxes

The consolidated effective tax rate of 34.9% for the fourth quarter approximates the Corporation's Canadian manufacturing and processing effective statutory rate of 34%. For the year ended December 31, 2004, the consolidated effective tax rate was 32.5%, slightly lower than the Corporation's effective statutory rate, reflecting an $11.6 million reduction of income tax expense in the second quarter due to the reversal of the valuation allowance against U.S. future income tax assets.

In the fourth quarter of 2003, the consolidated effective tax rate of 92.0% was significantly higher than the Corporation's effective statutory tax rate, mainly because no tax recovery was recognized on the loss on disposal of QCM. In addition, future tax liabilities were increased by $5.9 million as a result of the 2003 repeal of the scheduled Ontario provincial tax rate reduction.

LIQUIDITY AND CAPITAL RESOURCES

Statement of Cash Flows

The consolidated statement of cash flows for the comparative periods in 2003 include Dofasco's proportionate share of QCM's cash flows. Since the common share investment in QCM was disposed of on December 31, 2003, the consolidated financial statements at December 31, 2004 do not include any share of QCM's assets, liabilities or cash flows.

Cash Provided from Operating Activities

In the fourth quarter of 2004, consolidated cash provided from operations before changes in non-cash working capital was $128.0 million, a significant increase over the $102.3 million in the fourth quarter of 2003, reflecting the higher net income. Cash used for employee future benefits in the fourth quarter of 2004, net of the non-cash expense, reflected $78.9 million of funding to the Corporation's defined benefit pension plans.

Changes in non-cash working capital resulted in a net increase of $57.5 million in the quarter primarily due to a significant increase in inventories, which was partially offset by a decrease in accounts receivable and increases in accounts payable and income and other taxes payable. The increase in inventories in the quarter was mainly due to higher unit costs of purchased slabs and seasonal increases in the levels of purchased slabs and raw materials. Higher cost per ton and quantity of work in process and finished goods inventories, primarily in Hamilton, also contributed to the overall increase. The decrease in accounts receivable resulted primarily from seasonally lower sales in December compared to September. The increase in accounts payable was largely due to a higher amount owing for profit sharing and employee performance-based compensation, as well as the timing of purchases and payments for raw materials. In the fourth quarter of 2003, a $19.3 million decrease in non-cash working capital was primarily attributable to a decrease in accounts receivable due to seasonally lower sales in December 2003, as well as an increase in accounts payable due to the timing of raw material purchases. These changes were partially offset by a seasonal increase in slab and raw material inventories.

In the year ended December 31, 2004, consolidated cash provided from operations before changes in non-cash working capital was $633.0 million. This represents a 48% increase over the $427.4 million generated in 2003, reflecting the higher net income.

For the full year, non-cash working capital increased by $196.9 million, primarily caused by a significant increase in the cost of virtually all inventories. An increase in accounts receivable was caused by higher sales in the fourth quarter of 2004 compared to the same period in 2003. These increases were partially offset by an increase in accounts payable due to higher 2004 accruals for profit sharing, employee performance-based compensation, as well as higher income taxes payable reflecting the higher final tax installment for 2004 which is payable in the first quarter of 2005.

Cash Used for Investing Activities

Consolidated capital expenditures in the fourth quarter of 2004 were $116.1 million compared to $53.7 million in the same quarter in 2003. For the full year, consolidated capital expenditures were $318.0 million, almost double the $163.1 million of capital expenditures in 2003. The increase in capital spending is mainly due to the continued investment in two major capital projects: the No. 2 Blast Furnace rebuild and the Finishing Division Improvement Program (FDIP) in Hamilton. Capital expenditures for 2005 in total are expected to be approximately $450 million as spending on these projects continues.

Short-term investments decreased by $9.4 million in the fourth quarter of 2004 compared to an increase of $0.4 million in the fourth quarter of 2003. In the year ended December 31, 2004, short-term investments increased by $51.5 million compared to a decrease of $13.4 million during 2003. As in prior quarters, these variations reflect changes in the mix of short-term investments and cash.

Cash Used for Financing Activities

Repayments of bank borrowings in the fourth quarter of $1.3 million and $7.3 million in the year were lower than the prior year comparative amounts of $14.3 million and $15.0 million, respectively. The higher repayments in 2003 include $11.9 million from QCM, which is no longer proportionately consolidated.

Scheduled long-term debt repayments of $24.5 million during the quarter were lower than the $45.6 million of repayments in the same period last year. For the full year, 2004 repayments totaled $54.8 million compared to $112.0 million in 2003. This difference was mainly due to $48.0 million of repayments in 2003 on the 9.95% notes that matured in the fourth quarter of 2003. In addition, $11.9 million of debt was repaid in 2003 by QCM, which is no longer proportionately consolidated.

During the quarter, the Corporation redeemed all of the outstanding 4¾% Cumulative Redeemable Preferred Shares, Series A for $11.5 million. On October 15, 2004, registered holders of Series A shares received $101 per share plus $0.98 per share representing accrued and unpaid dividends up to the redemption date. The Series A shares were de-listed from the Toronto Stock Exchange effective on the redemption date.

In the fourth quarter, proceeds of $0.6 million were received on the issuance of 22,300 common shares for stock options exercised. For the full year, proceeds of $26.2 million were received relating to the exercise of 980,400 stock options. This compares to proceeds of $10.1 million and $22.7 million received in the fourth quarter and 2003 in total, respectively.

As at January 31, 2005, there were 77,106,111 common shares outstanding.

Dofasco paid $25.5 million in dividends in the fourth quarter compared to $22.9 million in the same period of 2003. The increase reflects the 10% increase in the dividend payable on common shares to 33 cents per share per quarter, effective October 1, 2004. Total dividends paid in 2004 increased by $5.8 million over the prior year to $94.5 million, reflecting the October 2004 increase and the higher average number of common shares outstanding during the year.

Cash Requirements

Future cash payments required in the first quarter of 2005 include approximately $150 million relating to the Hamilton employees' profit sharing plan and employee performance-based compensation, as well as approximately $60 million for final 2004 income tax installments. In addition, significant payments will be required for the Corporation's continued investment in its major capital projects.

Dofasco's scheduled payments under long-term debt agreements include $175.0 million of 7.5% medium-term notes maturing in the second quarter of 2005. During the fourth quarter, Dofasco filed a $300 million Medium Term Note program shelf prospectus, which will provide the flexibility of issuing up to $300 million of notes over a two-year period. The proceeds from the program will be used for general corporate and working capital purposes, including the repayment of debt and funding of future capital expenditures.

Guarantees and Other Commitments

Dofasco continues to provide letters of credit in support of QCM's credit facility and equipment leases. The amount of these guarantees was approximately $22.7 million at December 31, 2004, and will continue to be reduced as QCM's underlying obligations are fully repaid in 2010.

Pursuant to the December 31, 2003 capital restructuring of QCM, the Corporation may be

required to provide continuing support of future mine development at QCM, to a maximum of $34.5 million between 2005 and 2010. To date, no support payments have been required.

After the restructuring, the shareholders of QCM received various expressions of interest from parties interested in purchasing QCM. As a result, the shareholders have retained an investment advisor. It cannot be determined at this time whether a transaction will occur or, if there is a transaction, the form it will take or the value that will be generated.

Capital Resources

Dofasco's capital resources at December 31, 2004 included cash and cash equivalents and short-term investments amounting to $368.2 million, compared to $400.6 million at December 31, 2003. This solid cash position, together with ongoing strong cash flow from operations and available credit facilities, including the Medium Term Note program, is expected to enable the Corporation to satisfy the anticipated cash requirements described above.

Dofasco's financial position remained strong in the fourth quarter of 2004, as evidenced by a further decrease in the ratio of debt to debt plus equity to 17.2% or 3.6% net of cash, cash equivalents and short-term investments.

Contingent Gain

Effective August 30, 2004, the Corporation gave notice to a customer of the termination of a contractual steel supply arrangement, in accordance with the terms of the supply agreement. The third quarter and annual results reflect the $10.0 million liquidation payment related to the termination of this contract. To ensure that the supply chain is not disrupted, Dofasco is continuing to ship steel to the customer at a price that is reflective of current market conditions. The right of Dofasco to terminate the arrangement is being disputed by the customer pursuant to arbitration proceedings, which were initiated in the fourth quarter. As a result of the dispute, a provision against sales and accounts receivable has been recorded as the amount equal to the difference between the invoice price and the original contract price. During the fourth quarter, the cumulative provision increased by $27 million to approximately $37 million as at December 31. The amount and timing of realization of the potential gain to date, if any, is not determinable at this time as it is dependent on the resolution of the dispute with the customer. Future revenues will be impacted by such resolution, by future market conditions and by the volume of future purchases by the customer.

CHANGE IN ACCOUNTING POLICY

Asset Retirement Obligations

On January 1, 2004, the Corporation adopted the new CICA Handbook Section 3110 "Asset Retirement Obligations" as a change in accounting policy. The new standard has been applied to Dofasco's Wabush Mines joint venture on a retroactive basis, resulting in the restatement of the 2003 financial statements. As a result, the long-term liability for asset retirement obligations and the related long-lived asset increased by $13.4 million and $0.4 million respectively, and future income tax liabilities decreased by $4.1 million at January 1, 2004. The cumulative effect of the change is reflected as an $8.9 million reduction in retained earnings. In addition, the accounting change resulted in a reduction in 2004 net income of $0.7 million, consisting of the accretion of the liability and the amortization of the related asset. For further details, see Note 2 to the consolidated financial statements.

BUSINESS CONDITIONS AND OUTLOOK

The U.S. economy is expected to record growth of more than 4% for 2004 driven by strong growth in domestic demand and an increase in exports. Growth in Gross Domestic Product (GDP) in the third quarter recovered slightly from the second quarter, rising at an annual rate of 3.6%. U.S. economic activity is expected to remain strong in 2005, led by consumer spending and business investment. Expectations for 2005 are being tempered due to higher oil and energy prices but economic activity is forecast to remain steady with GDP growth expected to be above 3%.

Canadian GDP growth is expected to be less than 3% for 2004, driven by consumer spending and continued improvements in business investment. The economy grew at an annualized rate of 3.2% in the third quarter of 2004, led by business investment. For 2005, Canadian GDP growth is forecast to be approximately 2.5%.

Improved global flat rolled steel demand in 2004 supported higher market pricing relative to 2003. Input cost pressures will continue throughout 2005 as contract prices for raw materials are expected to rise and the strength of the global steel market is expected to continue to support energy and raw materials prices at historically high levels.

In North America, flat rolled steel demand is expected to have grown by more than 12% in 2004, versus the decline of over 2% experienced in 2003. The 2004 demand was driven by higher construction and manufacturing activity as well as a slight increase in auto production. Customer inventories increased during the latter part of 2004, as imports surged into North America. For 2005, flat rolled steel demand growth of about 2% is expected. However, high customer inventories could dampen demand growth, particularly in the first quarter of 2005.

Outlook for Dofasco

Steel Operations' results are expected to remain strong in the first quarter of 2005, although lower than the results in the fourth quarter of 2004. Shipment levels from Hamilton are expected to be similar to the fourth quarter, impacted by the high level of customer inventories. Revenue per ton in the first quarter is expected to be similar to the fourth quarter as price increases on new contracts are expected to be offset by lower spot prices and the negative impact of the stronger Canadian dollar on renewed contract pricing. As FDIP progresses, scheduled downtime at the cold rolling operations will result in a similar product mix to the fourth quarter levels, which reflected a seasonally lower-value mix. Cost per ton is expected to continue to increase in the first quarter, driven by higher purchased slab costs, higher energy costs and high cost opening inventories, offset to some degree by an expected reduction in scrap prices.

Gallatin's results in the first quarter of 2005 are expected to decline from the fourth quarter's strong results. First quarter shipments are expected to increase over the seasonally-lower fourth quarter levels. Gallatin's average revenue per ton in the first quarter is expected to decrease, as a result of lower U.S. spot prices which eased through the fourth quarter. This decrease reflects higher import levels into North America in the second half of 2004, which resulted in high year end customer inventories. Cost per ton is expected to increase marginally in the first quarter due to high-priced scrap and scrap substitutes in inventory.

RISKS AND RISK MANAGEMENT

The Corporation's performance may be affected by a number of risk factors. Dofasco senior management monitors, manages and mitigates key risks. This process includes a review of Dofasco's Commodity Risk Management Policy with the Audit Committee annually. The following discussion is an update to the risks identified in Dofasco's 2003 Annual MD&A and in Dofasco's Quarterly Reports to Shareholders for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004.

Commodities

The Corporation has procurement strategies to ensure security of supply, price competitiveness and quality assurance of its raw materials. Dofasco's largest raw material requirements are scrap steel, iron ore and coal.

Dofasco's Hamilton operations and Gallatin Steel have reliable sources of scrap steel, which are subject to spot market pricing.

Iron ore and coal are key inputs to Hamilton's integrated stream, which provides approximately 60% of total slabs charged to the hot mill, with the electric arc furnace and purchased slabs accounting for the remainder. Dofasco has long-term secure sources of iron ore, primarily from QCM. QCM's collective bargaining agreement with its unionized employees will expire on March 1, 2005. Dofasco is confident that QCM management and the union will reach a resolution that is acceptable to all parties without a disruption to its supply.

Dofasco also secures approximately 30% of its iron ore pellets from Wabush Mines, in which it has an ownership interest. The Iron Ore Company of Canada (IOCC) supplies approximately 8% of the Corporation's iron ore pellets.

The Corporation has long-term relationships with a variety of North American coal suppliers, which supply at market prices established by annual and multi-year contracts.

Steel Trade

Dofasco continues to participate in discussions relating to domestic and international steel trade issues.

Dofasco's appeal to the NAFTA Binational Panel regarding the U.S. International Trade Commission (ITC) 2001 injury determination in the sunset review of corrosion-resistant carbon steel flat products from Canada is still in progress. In October, the NAFTA Panel ruled in Dofasco's favor, remanding the case back to the ITC. In December, the ITC re-affirmed their original determination, contrary to the NAFTA Panel ruling. Dofasco will continue to pursue this appeal to the NAFTA Panel in the first quarter of 2005.

Environmental

The Corporation, in conjunction with the Canadian steel industry collaborates with government to develop environmental policies and regulatory standards.

On January 10, 2005, the Government of Canada, the Government of Ontario and the Canadian Steel Producers Association signed a Memorandum of Understanding to work together to address climate change. The agreement sets out short-term and longer-term plans for government and industry action to reduce greenhouse gas emissions. This will result in an achievable plan for Dofasco and other Canadian steel producers to sustain their leadership position with respect to reducing greenhouse gas emissions, without impacting their competitiveness. The steel industry has voluntarily reduced its carbon dioxide emissions to 30% below 1990 levels.

LABOUR RELATIONS

Powerlasers' management and union representatives have been negotiating an initial collective bargaining agreement following the union

certification at Powerlasers' Concord facility in July 2004. On January 29, 2005, the unionized employees voted in favour of a strike effective February 10, 2005, pending the outcome of mediation on February 9. Powerlasers management has implemented contingency measures to mitigate the adverse impact that any labour disruption may have on customer supply commitments. Employees at Powerlasers' facilities in Pioneer, Ohio and Kitchener-Waterloo, Ontario are not affected by this development.

ACCOMPLISHMENTS AND ANNOUNCEMENTS

Top Employer Recognition

In October, Dofasco was recognized, for the third consecutive year, as one of Canada's top 100 employers from among 6,000 invited by MediaCorp Canada and Maclean's magazine to participate in the evaluation.

In December, for the third consecutive year, Dofasco was named one of Canada's 50 best employers by Report on Business Magazine and Hewitt Associates. This acknowledges that Dofasco's workforce is highly engaged, which is integral to the Corporation's ongoing success.

Gallatin Steel has been recognized as one of the best places to work in the State of Kentucky. This recognition was awarded by the state council of the Kentucky Society for Human Resource Management in conjunction with the Kentucky Chamber of Commerce.

U.S. Galvanizing Facility Status Update

Dofasco has concluded that it will not pursue the construction of a galvanizing line in the southern United States, which had been disclosed during 2004 as a potential venture. Dofasco conducted a comprehensive evaluation of a range of alternatives for this project and has concluded that the investment does not, at this time, meet the Corporation's investment criteria. Dofasco remains committed to growing in its target markets and will continue to explore investment opportunities that create value for shareholders.





B. F. MACNEILL
Chair of the Board

D. A. PETHER
President and Chief Executive Officer

February 4, 2005

Consolidated Statements of Income and Retained Earnings (Unaudited)

(in millions except per share amounts)	Three Months Ended December 31 2004	Three Months Ended December 31 2003[†] (note 1)	Years Ended December 31 2004	Years Ended December 31 2003[†]
Income				
Net sales	$ 1,113.1	$ 871.2	$ 4,224.9	$ 3,554.9
Cost of sales	893.4	737.4	3,388.7	2,996.3
Gross income	219.7	133.8	836.2	558.6
Depreciation and amortization	57.6	62.5	235.8	251.8
Operating income	162.1	71.3	600.4	306.8
Interest on long-term debt	9.5	11.3	39.3	48.6
Investment and other (income) loss	(3.0)	0.3	(10.5)	(6.1)
Foreign exchange loss	4.8	5.4	5.9	32.4
Loss on disposal of QCM	-	27.9	-	27.9
Income before income taxes	150.8	26.4	565.7	204.0
Income tax expense	52.7	24.3	183.7	85.3
	98.1	2.1	382.0	118.7
Minority interest	1.3	(0.3)	5.1	1.0
Net income	$ 96.8	$ 2.4	$ 376.9	$ 117.7
Earnings per Common Share				
Basic	$ 1.26	$ 0.03	$ 4.92	$ 1.55
Diluted	$ 1.25	$ 0.03	$ 4.90	$ 1.55
Retained Earnings				
Opening balance	$ 1,280.8	$ 1,092.7	$ 1,072.2	$ 1,045.7
Net income	96.8	2.4	376.9	117.7
Premium on redemption of preferred shares	(0.1)	-	(0.1)	-
	1,377.5	1,095.1	1,449.0	1,163.4
Dividends declared:				
Preferred shares	-	0.2	0.4	0.6
Common shares	25.5	22.7	96.6	90.6
	25.5	22.9	97.0	91.2
Ending balance	$ 1,352.0	$ 1,072.2	$ 1,352.0	$ 1,072.2

[†]restated (see note 2)

See accompanying notes to consolidated financial statements

Consolidated Balance Sheets (Unaudited)

(in millions)	December 31 2004	December 31 2003[†]
	(note 1)	
Current assets:		
Cash and cash equivalents	$ **262.2**	$ 346.1
Short-term investments	**106.0**	54.5
Accounts receivable	**502.4**	354.3
Inventories	**1,060.4**	816.3
Future income tax assets	**11.1**	6.9
	1,942.1	1,578.1
Fixed and other assets:		
Fixed assets	**1,669.7**	1,579.5
Future income tax assets	**-**	36.8
Accrued pension benefit	**76.2**	31.0
Investments and other assets	**34.2**	33.9
	1,780.1	1,681.2
Total assets	**$ 3,722.2**	$ 3,259.3
Current liabilities:		
Bank borrowings of joint ventures	$ **4.9**	$ 12.2
Accounts payable and accrued liabilities	**498.7**	334.4
Income and other taxes payable	**61.8**	1.3
Dividends payable	**25.4**	22.9
Current requirements on long-term debt	**219.9**	53.8
	810.7	424.6
Long-term liabilities:		
Long-term debt	**224.6**	444.6
Future income tax liabilities	**56.5**	66.2
Employee future benefits	**402.5**	376.6
Other long-term liabilities (note 4)	**26.2**	22.1
	709.8	909.5
Minority interest	**35.8**	30.7
Shareholders' equity:		
Preferred shares (note 5)	**-**	11.4
Common shares (note 5)	**850.6**	821.3
Contributed surplus	**9.2**	7.7
Retained earnings	**1,352.0**	1,072.2
Currency translation adjustment	**(45.9)**	(18.1)
	2,165.9	1,894.5
Total liabilities and shareholders' equity	**$ 3,722.2**	$ 3,259.3

[†]restated (see note 2)

See accompanying notes to consolidated financial statements

Consolidated Statement of Cash Flows (Unaudited)

(in millions)	Three Months Ended Dec. 31 2004	Three Months Ended Dec. 31 2003[†] (note 1)	Years Ended Dec. 31 2004	Years Ended Dec. 31 2003[†]
Cash provided from (used for):				
Operating activities:				
Net income	**$ 96.8**	$ 2.4	**$ 376.9**	$ 117.7
Add (deduct) items not affecting cash				
Depreciation and amortization	**57.6**	62.5	**235.8**	251.8
Future income taxes	**35.6**	(1.1)	**25.8**	(20.7)
Employee future benefits	**(65.0)**	4.8	**(19.3)**	32.0
Stock-based compensation	**0.9**	3.4	**7.4**	9.6
Loss on disposal of QCM	**-**	27.9	**-**	27.9
Other	**2.1**	2.4	**6.4**	9.1
	128.0	102.3	**633.0**	427.4
Add (deduct) changes in non-cash components of working capital				
Accounts receivable	**49.6**	51.1	**(154.6)**	(45.4)
Inventories	**(165.9)**	(39.4)	**(249.8)**	66.4
Accounts payable and accrued liabilities	**58.7**	10.1	**149.6**	(13.7)
Income and other taxes payable	**0.1**	(2.5)	**57.9**	(64.3)
	(57.5)	19.3	**(196.9)**	(57.0)
	70.5	121.6	**436.1**	370.4
Investment activities:				
Capital expenditures	**(116.1)**	(53.7)	**(318.0)**	(163.1)
Decrease (increase) in short-term investments	**9.4**	(0.4)	**(51.5)**	13.4
Other	**(0.2)**	(5.4)	**(0.4)**	(9.7)
	(106.9)	(59.5)	**(369.9)**	(159.4)
Financing activities:				
Decrease in bank borrowings of joint ventures	**(1.3)**	(14.3)	**(7.3)**	(15.0)
Repayment of long-term debt	**(24.5)**	(45.6)	**(54.8)**	(112.0)
Redemption of preferred shares	**(11.5)**	(0.2)	**(11.5)**	(0.2)
Common shares issued	**0.6**	10.1	**26.2**	22.7
Dividends paid	**(25.5)**	(22.9)	**(94.5)**	(88.7)
	(62.2)	(72.9)	**(141.9)**	(193.2)
Effect of exchange rate changes on cash and cash equivalents	**(4.3)**	(1.5)	**(8.2)**	(6.4)
Cash and cash equivalents:				
(Decrease) increase in the period	**(102.9)**	(12.3)	**(83.9)**	11.4
Balance at beginning of period	**365.1**	358.4	**346.1**	334.7
Balance at end of period	**$ 262.2**	$ 346.1	**$ 262.2**	$ 346.1

[†]restated (see note 2)

See accompanying notes to consolidated financial statements

Note 1 – Accounting Policies

The accompanying unaudited consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited financial statements except as described in Note 2. These unaudited consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Corporation's Annual Report for the year ended December 31, 2003.

Note 2 – Accounting Change

Asset retirement obligations

Effective January 1, 2004, the Corporation adopted CICA Handbook section 3110, Asset Retirement Obligations. The new standard establishes requirements for the recognition, measurement and disclosure of the legal and contractual obligations for the retirement of tangible long-lived assets. The standard requires that the fair value of the liabilities relating to the asset retirement be recognized in the period in which they are incurred. The liability is accreted over time through periodic charges to income. In addition, the asset retirement cost is capitalized as part of the carrying value of the related long-lived assets and depreciated over the asset's useful life. The new standard replaces requirements in CICA Handbook section 3061, Property, Plant and Equipment, that state that a provision for future removal and site restoration costs be recorded when reasonably determinable, in a rational and systematic manner.

The accounting change, which applies only to the Corporation's Wabush Mines joint venture, was adopted on a retroactive basis, and accordingly, the consolidated financial statements of prior periods have been restated. As a result, the long-term liability for asset retirement obligations at January 1, 2003 increased by $12.4 million to $15.6 million, the related long-lived asset increased by $0.4 million, and future income tax liabilities decreased by $3.8 million. Retained earnings at January 1, 2003, decreased by $8.2 million reflecting the cumulative effect of the accounting change. In addition, the effect of the restatement on consolidated net income for the three months and years ended December 31, 2004 and December 31, 2003 is presented in the table below.

(in millions)	**December 31, 2004**	December 31, 2003
Decrease in net income, three months ended	**$ 0.1**	$ 0.1
Decrease in net income, year ended	**$ 0.7**	$ 0.7

Note 3 – Employee Future Benefits

In the three months and years ended December 31, 2004 and December 31, 2003, the Corporation recognized in cost of sales the following net benefit cost for employee future benefits:

	Three Months Ended December 31		Years Ended December 31	
(in millions)	**2004**	2003	**2004**	2003
Defined contribution plans	**$ 2.8**	$ 2.4	**$ 4.1**	$ 3.9
Defined benefit plans	**9.6**	3.9	**38.3**	13.6
Total pension plans	**12.4**	6.3	**42.4**	17.5
Total other post-employment benefit plans	**10.5**	10.3	**44.4**	41.6
Total net benefit cost	**$ 22.9**	$ 16.6	**$ 86.8**	$ 59.1

Note 4 – Asset Retirement Obligations

The Corporation has recorded a liability for asset retirement obligations of $17.7 million at December 31, 2004 (December 31, 2003 - $16.6 million) included in other long-term liabilities. The asset retirement obligation represents the legal and contractual obligations associated with the eventual closure of the Corporation's mining operations. These obligations consist of costs associated with reclamation and monitoring activities and the removal of tangible assets at the Corporation's Wabush Mines joint venture, with iron ore mining and concentrating operations located near Labrador City, Newfoundland and Labrador, and pelletizing facility in Pointe Noire, Quebec.

The Corporation determined the amount of the asset retirement obligation based on its share of the estimated future cash flows required to settle the obligation of $28.7 million. The estimated future cash flows are expected to be paid in 2013, the estimated closure date determined based on the remaining economic iron ore reserves under the existing mining plan. The estimated future cash flows have been discounted using a credit-adjusted risk-free rate of 6.25%.

Note 5 – Share Capital

The following table summarizes information on share capital and related matters at December 31, 2004:

	Outstanding	Exercisable
Common shares	77,104,811	-
Common shares – year-to-date weighted average	76,589,153	-
Common share stock options	1,945,000	347,950

During the quarter, the Corporation redeemed all of the outstanding 4¾% Cumulative Redeemable Class A Preferred Shares, Series A for $11.5 million. On October 15, 2004, registered holders of Series A Shares received $101 per share plus $0.98 per share representing accrued and unpaid dividends up to the redemption date. The Series A shares were cancelled and de-listed from the Toronto Stock Exchange effective on the redemption date.

In October 2004, the Corporation filed a normal course issuer bid which entitles the Corporation to acquire up to 3,800,000 of its common shares between November 1, 2004 and October 31, 2005, replacing the normal course issuer bid which expired on May 22, 2004. All purchases are to be made on the open market at the market price at the time of a particular transaction. Any shares acquired pursuant to the bid will be cancelled. No common shares were repurchased under either bid in 2004.

Common share stock options exercised for the three month period and for the year were 22,300 and 1,061,100 respectively.

Note 6 – Contingent Gain

Effective August 30, 2004, the Corporation gave notice to a customer of the termination of a contractual steel supply arrangement, in accordance with the terms of the supply agreement. The third quarter and annual results reflect the $10.0 million liquidation payment related to the termination of this contract. To ensure that the supply chain is not disrupted, Dofasco is continuing to ship steel to the customer at a price that is reflective of current market conditions. The right of Dofasco to terminate the arrangement is being disputed by the customer pursuant to arbitration proceedings, which were initiated in the fourth quarter. As a result of the dispute, a provision against sales and accounts receivable has been recorded as the amount equal to the difference between the invoice price and the original contract price. During the fourth quarter, the cumulative provision increased by $27 million to approximately $37 million as at December 31. The amount and timing of realization of the potential gain to date, if any, is not determinable at this time as it is dependent on the resolution of the dispute with the customer. Future revenues will be impacted by such resolution, by future market conditions and by the volume of future purchases by the customer.

Note 7 — Segmented Information

(in millions)	Three Months Ended December 31, 2004 Steel Operations*	Gallatin	Intercompany Elimination	Consol. Total
Sales to external customers	**$ 958.1**	**$ 155.0**	**$ -**	**$ 1,113.1**
Inter-segment sales	**-**	**1.0**	**(1.0)**	**-**
Net sales	**$ 958.1**	**$ 156.0**	**$ (1.0)**	**$ 1,113.1**
Gross income	**$ 169.6**	**$ 50.1**	**$ -**	**$ 219.7**
Depreciation and amortization	**52.3**	**5.3**	**-**	**57.6**
Interest on long-term debt	**9.5**	**-**	**-**	**9.5**
Investment and other income	**(2.9)**	**(0.1)**	**-**	**(3.0)**
Foreign exchange loss	**4.8**	**-**	**-**	**4.8**
Income before income taxes	**$ 105.9**	**$ 44.9**	**$ -**	**$ 150.8**
Segment assets	**$ 3,452.4**	**$ 269.9**	**$ (0.1)**	**$ 3,722.2**
Capital expenditures	**$ 114.3**	**$ 1.8**	**$ -**	**$ 116.1**

(in millions)	Three Months Ended December 31, 2003 Steel Operations*	Gallatin	QCM	Intercompany Elimination	Consol. Total
Sales to external customers	$ 752.1	$ 81.0	$ 38.1	$ -	$ 871.2
Inter-segment sales	-	2.2	33.0	(35.2)	-
Net sales	$ 752.1	$ 83.2	$ 71.1	$ (35.2)	$ 871.2
Gross income	$ 113.0	$ 7.8	$ 8.8	$ 4.2	$ 133.8
Depreciation and amortization	53.0	5.6	3.9	-	62.5
Interest on long-term debt	10.8	0.1	0.4	-	11.3
Investment and other (income) loss	0.5	-	(0.2)	-	0.3
Foreign exchange loss	5.4	-	-	-	5.4
Loss on disposal of QCM	27.9	-	-	-	27.9
Income before income taxes	$ 15.4	$ 2.1	$ 4.7	$ 4.2	$ 26.4
Segment assets	$ 2,997.1	$ 263.0	$ -	$ (0.8)	$ 3,259.3
Capital expenditures	$ 50.9	$ 1.2	$ 1.6	$ -	$ 53.7

* Steel Operations include Hamilton operations, Dofasco USA, Powerlasers, DoSol Galva, Dofasco de Mexico, Dofasco Marion and Dofasco's proportionate share of Baycoat, DJ Galvanizing, Sorevco and Wabush.

Consolidated Geographic Information

	Net Sales Three Months Ended December 31		Fixed Assets As at December 31	
	2004	2003	**2004**	2003
Canada	**$ 721.4**	$ 566.4	**$ 1,437.9**	$ 1,323.9
United States	**347.3**	233.1	**186.4**	206.2
Other countries	**44.4**	71.7	**45.4**	49.4
Total	**$ 1,113.1**	$ 871.2	**$ 1,669.7**	$ 1,579.5

Note 7 — Segmented information - cont'd

(in millions)	Year Ended December 31, 2004 Steel Operations*	Gallatin	Intercompany Elimination	Consol. Total
Sales to external customers	$ 3,659.3	$ 565.6	$ -	$ 4,224.9
Inter-segment sales	-	11.3	(11.3)	-
Net sales	$ 3,659.3	$ 576.9	$ (11.3)	$ 4,224.9
Gross income	$ 644.3	$ 191.9	$ -	$ 836.2
Depreciation and amortization	214.6	21.2	-	235.8
Interest on long-term debt	39.1	0.2	-	39.3
Investment and other income	(9.9)	(0.6)	-	(10.5)
Foreign exchange loss	5.8	0.1	-	5.9
Income before income taxes	$ 394.7	$ 171.0	$ -	$ 565.7
Segment assets	$ 3,452.4	$ 269.9	$ (0.1)	$ 3,722.2
Capital expenditures	$ 311.4	$ 6.6	$ -	$ 318.0

(in millions)	Year Ended December 31, 2003 Steel Operations*	Gallatin	QCM	Intercompany Elimination	Consol. Total
Sales to external customers	$ 3,079.9	$ 291.7	$ 183.3	$ -	$ 3,554.9
Inter-segment sales	-	8.9	77.3	(86.2)	-
Net sales	$ 3,079.9	$ 300.6	$ 260.6	$ (86.2)	$ 3,554.9
Gross income	$ 496.5	$ 26.0	$ 28.5	$ 7.6	$ 558.6
Depreciation and amortization	215.4	22.5	13.9	-	251.8
Interest on long-term debt	46.0	0.3	2.3	-	48.6
Investment and other income	(5.5)	-	(0.6)	-	(6.1)
Foreign exchange loss	32.1	0.3	-	-	32.4
Loss on disposal of QCM	27.9	-	-	-	27.9
Income before income taxes	$ 180.6	$ 2.9	$ 12.9	$ 7.6	$ 204.0
Segment assets	$ 2,997.1	$ 263.0	$ -	$ (0.8)	$ 3,259.3
Capital expenditures	$ 150.9	$ 6.4	$ 5.8	$ -	$ 163.1

* Steel Operations include Hamilton operations, Dofasco USA, Powerlasers, DoSol Galva, Dofasco de Mexico, Dofasco Marion and Dofasco's proportionate share of Baycoat, DJ Galvanizing, Sorevco and Wabush.

Consolidated Geographic Information

	Net Sales Years Ended December 31		Fixed Assets As at December 31	
	2004	2003	**2004**	2003
Canada	**$ 2,808.8**	$ 2,340.6	**$ 1,437.9**	$ 1,323.9
United States	**1,266.8**	934.7	**186.4**	206.2
Other countries	**149.3**	279.6	**45.4**	49.4
Total	**$ 4,224.9**	$ 3,554.9	**$ 1,669.7**	$ 1,579.5

Corporate information

For information concerning share ownership or dividends, please contact our transfer agent:

CIBC Mellon Trust Company
320 Bay Street
P.O. Box 1
Toronto, Ontario
M5H 4A6

Answerline	416-643-5500
Toll Free in Canada and the U.S.	1-800-387-0825
E-Mail Address	inquiries@cibcmellon.ca

When contacting Dofasco, please direct inquiries to:

The Corporate Secretary
Dofasco Inc.
P.O. Box 2460
Hamilton, Ontario
L8N 3J5

905-544-3761 or 1-800-DOFASCO (363-2726)
E-Mail Address: corpsec@dofasco.ca
Website: www.dofasco.ca

Copies of Dofasco's investor Quarterly Fact Book can be obtained on the Dofasco website or, upon request, by telephone or e-mail.

Dofasco offers electronic delivery of shareholder documents such as quarterly and annual reports. Please contact the Office of the Corporate Secretary at 1-800-363-2726 for further details.



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